For period ending 10-31-99
File Number 811-4338


77.C.  Matters submitted to a vote of securities holders.

            The following matter was submitted to a vote of securities holders at a special meeting of shareholders of Heritage Series Trust - Value Equity Fund (the "Fund") held on May 14, 1999:


(1) Approval of the Subadvisory Agreement between Heritage Asset Management, Inc. ("Heritage") and Osprey Partners Investment Management, LLC ("Osprey"): 686,084 shares were voted in favor of, 22,224 shares were voted against, and 76,483 shares abstained from voting on the motion to approve the Subadvisory Agreement between Heritage and Osprey.

(2) Approval of the Proposal to permit Heritage to hire subadvisors or modify subadvisory agreements without shareholder approval ("Proposal"): 640,290 shares were voted in favor of, 61,124 shares were voted against, and 83,377 shares abstained from voting on the motion to approve the Proposal.